<u>*Translation from Mongolian*</u>

/state symbol of Mongolia/

JUDGE'S DIRECTIVE

Date: August 27, 2008 Our ref. 4384 Ulaanbaatar city

「 Opening a civil case 」

I T.Tuya, a judge of Sukhbaatar district's court, have received a claim of Mr. Lin Dung Hun, a founder of "Tooroi bandi" Co., Ltd, related with Mr. D.Enkhtur claiming to consider the right transferring contract as invalid on August 20, 2008 and CONSIDER:

to open a civil case as there is not any ground to refuse receiving the above claim.

In accordance with the provision 66.1 of the article 66 of the Civil Case Court Discussion Law of Mongolia, the followings are

ORDERED TO:

1. To open a civil case to the claim of Mr. Lin Dung Hun, a founder of "Tooroi bandi" Co., Ltd related with Mr. D.Enkhtur requesting to consider the right transferring contract as invalid.
2. To deliver one copy of the claim to the defendant.
3. To assign a judge's assistant Mr. Ts.Enkhtuvshin to inform the claimant, his representative or advocate his responsibility to determine his evidences for his request and refusal and corroborate them by himself and inform the rights and responsibilities of involvers in the case as specified on article 25 and 26 of the Civil Case Court Discussion Law.
4. To note that no one is entitled to make complaints to this directive.

/affixed by official stamp/

JUDGE /signed/ T.TUYA

I hereby declare that this translation is true and correct as the same content as in the herein attached original copy in Mongolian. The translation was verified and confirmed by official seal of "TOLI" translation bureau.

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